SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated April 17, 2009

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1305648	April 16, 2009
2.	HUG Regulatory Announcement	1305258	April 16, 2009

09045974

SUPPL

RECEIVED
2009 APR 28 A 6:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

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Regulatory Announcement

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Company	Elementis PLC
TIDM	ELM
Headline	Elementis plc ('the Company') - Results of 2009 AGM
Released	14:33 16-Apr-09
Number	HUG1305648

Elementis plc ('the Company') - Results of 2009 AGM

The Company's AGM was held today at the City Presentation Centre in London and all resolutions proposed were passed on a vote on a show of hands.

Copies of the special resolutions passed at the AGM will be submitted to the UK Listing Authority shortly and will become available in due course for inspection at the UK Listing Authority's Document Viewing Facility located at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

For information, the following table shows the proxy voting position received for the meeting. The total number of shares in issue is 447,960,784. (Total voting rights: 447,960,784.)

Resolution	Votes for	Votes at Chairman's discretion	Votes against	Votes withheld
1. Receive accounts	345,609,212	773,456	18,906	18,906
2. Final dividend	345,660,194	745,825	6,195	8,266
3. Remuneration report	338,351,488	787,860	3,309,096	3,972,036
4. Elect Andrew Christie+	345,190,568	790,434	409,971	29,507
5. Re-elect				

Ian Brindle*	344,412,794	784,734	1,196,004	26,948
6. Re-elect Chris Girling+	344,436,475	773,085	1,186,564	24,356
7. Re-appoint auditors	341,295,275	791,171	4,321,786	12,248
8. Auditors' remuneration	342,586,358	785,309	2,798,932	249,881
9. Authority to allot shares	343,129,659	828,673	2,435,503	26,645
10. Remove authorised share capital restriction	345,301,155	827,094	207,839	84,392
11. Amend Articles of Association	344,277,323	817,962	1,155,669	169,526
12. Hold general meetings at 14 clear days' notice	344,381,801	810,861	1,184,291	43,527
13. Disapplication of pre-emption rights	345,230,798	809,722	276,403	103,557
14. Authority to purchase own ordinary shares	345,273,012	825,483	249,164	72,821

+ Member of the Nomination, Audit and Remuneration Committees
* Senior Independent Director and Member of the Nomination and Audit Committees

Resolutions 11 to 14 were passed as special resolutions.

Wai Wong
Company Secretary
0207 408 9303

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Regulatory Announcement

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Company	Elementis PLC
TIDM	ELM
Headline	AGM / Interim Management Statement
Released	07:01 16-Apr-09
Number	HUG1305258

AGM / Interim Management Statement

Elementis plc ('the Company') today issues its Interim Management Statement for the period ended March 31, 2009 in relation to the Company and its subsidiaries ('the Group').

Trading for the first three months of the year has continued to experience significantly lower levels of demand following the sharp downturn that occurred towards the end of 2008. In Specialty Products sales volumes, excluding Deuchem which was acquired in July 2008, were 33 per cent lower than in the previous year with European order patterns particularly depressed. Nevertheless, overall contribution margins and market share remain stable. In Asia, Deuchem sales have shown an improving trend during the period due to demand in the Chinese domestic market. In Chromium the strategic review and consultation process announced in February, relating to the UK facility, is progressing and the Company expects to announce the outcome before the end of June 2009. Sales volumes in the first three months of 2009 for Chromium's remaining US based business were 53 per cent lower than the same period last year.

The Group hedges its currency exposures by entering into forward contracts, normally during the third quarter of the previous year. The sharp downturn in demand that occurred at the end of 2008 and the continuing low sales volumes experienced in the first part of 2009 is likely to result in the currency hedges that were taken out for the current year exceeding the actual currency exposure in the Group, particularly for the first half of the year. If the current level of Group sales were to continue, the first half operating profit would be reduced by approximately £4.7 million due to this effect.

Market expectations assume some improvement in demand patterns during the remainder of 2009 and, while the Group is well positioned to benefit from the eventual economic recovery, the current trading environment continues to make it difficult to predict the timing of any such recovery. In the meantime, the Group has taken actions to reduce costs in order to partially mitigate the impact that lower than expected sales volumes will have on operating margins.

The Group remains well financed, with existing bank facilities not due for renewal until 2011.

- Ends

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Enquiries

Elementis 020 7408 9300
David Dutro, Group Chief Executive
Brian Taylorson, Finance Director

Financial Dynamics 020 7831 3113
Andrew Dowler
Greg Quine

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This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

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